

Wave Energy
Made Possible

ANNUAL REPORT **2022**

Eco Wave Power Global AB (publ)

Board of Directors, Senior Executives, and Auditors

    

Board of Directors

The Board of Directors has its registered office in Stockholm, Sweden. According to the Company's articles of association, the Board of Directors shall consist of a minimum of three and maximum of eight ordinary Board members, without any deputy members. Currently, the Board of Directors consists of four ordinary members, elected until the end of the next ordinary annual general meeting.

MATS ANDERSSON
CHAIRMAN OF THE BOARD OF DIRECTORS

Born: 1948
Position: Chairman of the board of directors since 2019.
Other assignments and relevant experience: Mr. Andersson is an experienced COB with experience from Board work in private companies and listed companies. Mats also has a long operational experience as COO in Televerket CEO in Anticimex AB, Conductor AB, Unitraffic AB . Current assignments as chairman of the board of directors of DAFO AB, Bluetest AB, Gäfle Testteknik AB and Dafo Security.
Holdings in Eco Wave Power: 10,500 common shares

ELIAS JACOBSON
MEMBER OF THE BOARD OF DIRECTORS

Born: 1978
Position: Member of the board of directors of the Company.
Other assignments and relevant experience: Mr. Jacobon has extensive experience as a director of the board as well as long history from the renewable energy and technology sectors. He currently acts as a board member in WiT Venture Partners AB, Zensum AB, WPS Holding AB, MarketMath Europe AB, among others. His previous experience includes serving as the CEO and chairman of the board of directors of Peltarion Energy AB, the external CEO of Peltarion AB and of Swedish Modules i Emtunga AB.
Holdings in Eco Wave Power: 30,000 common shares

INNA BRAVERMAN
BOARD MEMBER, FOUNDER & CEO

Born: 1986
Position: Member of the Board of Directors of the Company. Board member since 2019.
Other assignments and relevant experience: Technology entrepreneur, Inna Braverman founded Eco Wave Power in 2011, at the age of 24, and was chosen as one of the 100 most influential individuals in the world by medium.com (along with Mark Zuckerberg, Elon Musk, and others). Under her leadership, Eco Wave Power installed the first grid connected wave energy array in Gibraltar and secured 262.7MW in its' projects pipeline by the end of 2020.
Holdings in Eco Wave Power: 11,750,000 common shares
Notable Awards and recognitions:
• "100 makers and mavericks" by Medium.com
• Wired's list of "Females Changing the World."
• The 10 most influential women of the 21st century by MSN
• United Nations "Global Climate Action Award"
• Most Creative People in Business 2020" by Fast Company
• Recognized as "Tomorrow's Hero" by CNN

DAVID LEB
FOUNDER & MEMBER OF THE BOARD OF DIRECTORS

Born: 1962.
Position: Founder and member of the board of directors since 2019.
Other assignments and relevant experience: A serial entrepreneur, businessman and angel investor. David has made a number of successful exits in various sectors, including a publicly traded medical company on the Canadian Stock Exchange, blockchain based technologies, and real estate investments. He holds several patents for advertising and computerized platforms.
Holdings in Eco Wave Power: 11,850,902 common shares

ANNATH ABECASSIS
MEMBER OF THE BOARD OF DIRECTORS

Born: 1971
Position: Member of the board of directors of the Company.
Other assignments and relevant experience: Ms. Annath Abecassis has served as a member of our board of directors since June 2022. Ms. Abecassis is a business strategist whose consultancy has been sought out by industry professionals in clothing, energy and tech. She has been working as the head of the business development at Liam Design, a men's apparel company, since November 2016. Throughout all of her endeavors, Annath has always strived to keep the planet in mind, from Liam Design's biodegradable clothing line to relying on renewable energy sources whenever possible.
Holdings in Eco Wave Power: 0.

Senior Management





INNA BRAVERMAN
CEO

See description above.

AHARON YEHUDA
CHIEF FINANCIAL OFFICER (CFO)

Born: 1962
Other assignments and relevant experience:
Mr. Aharon Yehuda has served as our Chief Financial Officer since December 2020. Mr. Yehuda has over 20 years of experience as a Chief Financial Officer and has an additional decade of experience providing advisory, initial public offering and audit services to public and private companies in Israel. From 1999 and until November 2020, Mr. Yehuda served as the Chief Financial Officer of Turbochrome Ltd. (formerly Chromalloy Israel Ltd.) a company that operates in the aviation industry. Mr. Yehuda holds a B.A. in Economics and Accounting and M.B.A. from Tel-Aviv University in Israel.
Holdings in Eco Wave Power: 0

Auditor

According to the Company's articles of association, the Company shall have minimum one (1) and maximum two (2) auditors with maximum two (2) deputy auditors. The current auditor of the Company is Ernst & Young AB, with Andreas Nyberg Selvring (born in 1978) as the auditor with primary responsibility since the extraordinary shareholders' meeting on 10 September 2019. Andreas Nyberg Selvring is certified public accountant and member of FAR. Andreas Nyberg Selvring's office address is Jakobsbergsgatan 24, 103 99 Stockholm, Sweden.

Significant events of the group during the financial year

Projects

a. EWP-EDF One Project

This project involves the installation and operation of a 100 kilowatt (or 0.1 megawatt) installed capacity project in the Jaffa Port in Israel in a partnership with EDF Energies Nouvelles Israel Ltd., or EDF Renewables IL, a subsidiary of the French multinational electric utility company Électricité de France S.A., or EDF, pursuant to which we co-own, in equal parts, the joint venture EDF EWP One Ltd., or EDF EWP One. In February 2021, we obtained the engineering coordination permit for the cement works and conversion unit and floaters installation. On January 7, 2021 we completed the first stage of the grid-connection route works in Jaffa Port for the project. On May 5, 2021 we completed the wall reinforcement works required for the installation of the floaters on the sea wall in Jaffa Port. On June 14, 2021 the power station's conversion unit was delivered and installed in Jaffa Port. On October 4, 2021, we entered into a Collaboration Agreement with Lesico Ltd. for the production of 8 floaters for the EWP EDF One project. On January 5, 2022, the first set of floaters and supporting structures for the project were delivered to the Jaffa Port project site. On February 1, 2022, we officially completed the grid connection route works at the Jaffa Port site. In April 2022, we completed the installation of eight floaters to the sea wall. In August 2022, the Israeli Electric Authority has set an official Feed-In Tariff, or FIT, for our newly-installed wave energy pilot project at the Jaffa Port.

With the FIT in place, the Israeli Electric Corporation commenced operations to officially connect the EWP-EDF One project to Israel's energy grid.

b. Gibraltar

Between 2016 and January 2022, we operated a grid-connected proof-of-concept wave energy array in Gibraltar, as part of a Power Purchase Agreement that we signed with the Government of Gibraltar and Gibraltar's National Electric Company, or GibElectric. On January 20, 2022, we announced a collaboration with AltaSea, a non-profit that accelerates scientific collaboration and advances an emerging blue economy, at the Port of Los Angeles. We will work with AltaSea, to locate and submit grants to implement our technology and implement a pilot program on the AltaSea campus, located in the Port of Los Angeles. Together, we and AltaSea will look to secure other locations for future wave technology projects. On March 2, 2022, we announced our intent to relocate the energy conversion unit from Gibraltar, after it undergoes a full overhaul, to AltaSea's premises in the Port of Los Angeles, in accordance with the agreement we entered with AltaSea. We expect to produce new floaters and floaters' mechanisms for the Port of Los Angeles project. In December 2022, we announced that the energy conversion unit formerly deployed in Gibraltar, arrived at AltaSea at the Port of Los Angeles where we expect it will be installed as a pilot station when approval is granted

by the Port of LA (which owns the site) .
This is the first U.S. location for our technology. We expect to produce new floaters and floaters' mechanisms for the Port of Los Angeles project.

c. Portugal

In 2020, we entered into a Concession Agreement with the Port of Leixões, or APDL, to use an area potentially suitable for the construction, operation and maintenance of a wave energy power plant of up to 20 megawatts in four locations owned and operated by APDL. Pursuant to the Concession Agreement with APDL, APDL will provide us with the concession for its breakwaters for a period of between 25 to 30 years, while we will be responsible for securing all the licenses, constructing and commissioning the power plant and selling the electricity to be generated by the power plant in accordance with an approved production quota, to be determined for each site. The power plant is planned to be constructed and commissioned in several stages starting with a one megawatt station, and subject to certain conditions, to be followed by the construction, operation and maintenance of the remaining capacity of the plant (19 megawatts). In order to commence the licensing, EWP Israel incorporated a wholly owned subsidiary company in Portugal under the name EW Portugal-Wave Energy Solutions, Unipessoal Ida., or EW Portugal. EW Portugal has initiated the process for obtaining the necessary licenses required in order to

commence construction of the first megawatt of the project. On August 19, 2021, EW Portugal received an installation and grid connection permit of 1MW in the form of a Small-Production Unit registration approval from the Portuguese Directorate-General for Energy and Geology. This registration approval is required for the installation and grid connection of a 1 megawatt pilot project at the Barra do Douro breakwater in Porto, Portugal. The Small-Production Unit Registration approval is the first permit required by EW Portugal to proceed with the actual installation and grid connection of a first 1MW wave energy power station on the ocean side of the Barra do Douro breakwater. In order to commence project construction, EWP has to comply with the terms of the registration approval and obtain a license called Título de Utilização de Recursos Hídricos, or TURH, from APDL.

Significant events of the group during the financial year (continued)

d. Israel

On August 17, 2021, a Collaboration Agreement was signed between EWP Israel and the Israeli Ministry of Defense and The Israeli Navy, to examine the feasibility of installing our technology at Navy bases in Israel. We have begun the procurement process and are planning to deploy wave measuring systems to collect extended wave data in one to three potential locations on Israeli Navy bases, while the Israeli Navy will secure all permits for the deployment of the wave measuring equipment.

The Navy's specialized diving team will install the measurement equipment in the territorial waters of the Navy's bases. At the end of the measurement period, we will share the information collected with the Navy, which, in turn, will test the applicability of our technology in line with the prevailing waves in the selected sites. Then, we and the Navy will jointly analyze the results, and create energy production forecasts, based on such analysis.

Upon identifying the most suitable locations for the installation, and provided that the technology is found to be feasible for the proposed locations, we and the Navy will work towards the next step of the collaboration, which is the potential deployment of our technology for producing clean electricity for the Navy bases.

e. Turkey

On December 8, 2022, we announced that we entered into an agreement with OREN Ordu Enerji, or Ordu Energji, a fully owned subsidiary of Ordu Municipality, for the potential construction of an up to 77 megawatts wave energy installation in Ordu, Turkey – the largest agreement in our history. If built, the power station would be Turkey's first grid-connected wave energy station, and upon completion, would be the world's largest wave energy power station.

According to the terms of the agreement, Ordu Enerji will assign nine potentially suitable breakwaters to us for a period of 25 years from activation of the relevant pilot or power station, while we will be responsible for constructing, and commissioning the power plant(s) and selling the electricity to be generated by the power plant in accordance with an approved production quota to be determined for the site.

Subject to certain conditions, including, among others, receiving favorable results from feasibility studies and receipt of applicable licenses and permits, the 77 megawatts power station is planned to be constructed in several stages, starting with an up to 4 megawatts pilot station, and continuing with the construction, operation, and maintenance of the remaining capacity of the plant of up to 73 megawatts. Ordu Enerji has a right of first refusal to invest partially in different stages of the project.

f. Spain

During the first quarter of 2022, Eco Wave Power entered an official agreement with Port Adriano, Spain, for the potential construction of a wave energy power plant of up to 2 megawatts. According to the terms of the agreement, Port Adriano will assign a potentially suitable location to Eco Wave Power for a period of 20 years, while Eco Wave Power will be responsible for securing all the licenses, constructing, and commissioning the power plant and selling the electricity to be generated by the power plant in accordance with an approved production quota, to be determined for the site. Port Adriano has been in contact with Ports de les Illes Balears (Ports of the Balearic Islands, the public entity responsible for the powers and executive functions of the ports managed by the autonomous community) to inform it about the project, and will proceed to carry out all the legal procedures necessary for the potential installation of this innovative wave energy power plant, the first application of this technology in Spain.

The power plant is planned to be constructed and commissioned in two stages: the first stage is the construction of a plant of up to 1MW; and the second stage involves the construction, operation and maintenance of the remaining capacity of the plant (2 MWs). Port Adriano will have a right of first refusal to invest partially or fully in both stages of the project and we will have the right to combine the two stages of the project and execute the whole 2MW from the start. Eco Wave Power is currently conducting a feasibility study for the site, which is the first step of the collaboration.

Board of Directors' Report

The board of directors and Chief Executive Officer of Eco Wave Power Global AB (publ) ("Eco Wave Power" or the "Company"), with corporate ID no. 559202-9499, hereby issue the following annual report for the financial year 2022-01-01 – 2022-12-31. The Company has its head office in Stockholm, Sweden.

All amounts are shown in thousand Swedish krona (TSEK), unless expressly indicated otherwise.

The Company's financial year is 1 January to 31 December. These financial reports for the financial year ended December 31, 2022 are signed by the board of directors and the CEO on 7 June 2023 which in connection with this, approved these financial reports for publication. Company's income and balance sheet statement, are subject to adoption at the Annual General Meeting held on 30 June 2023.

Information on business activities

According to the Company's Articles of Association, the object of the Company is to conduct research, develop and sell services and products for production of renewable energy and carry out other related activities, directly or indirectly through wholly-owned or part-owned subsidiaries. The Company is primarily focused on land-based wave energy to convert ocean waves into green electricity.

Foundation of the Group

The Company acquired Eco Wave Power Ltd. ("EWP Israel") on 10 June 2019 through a non-cash issue and then became the Parent Company (the "Parent company") of the newly-formed Group (the "Group"). The Company had no assets or operations at the time of the acquisition. The purpose of the acquisition was to incorporate the business in accordance with Swedish law before the initial public offering on Nasdaq First North Stockholm. The former shareholders of Eco Wave Power Ltd became majority shareholders in the Company and the substance of the transaction is therefore that Eco Wave Power Ltd acquired the Company. The foundation of the Group was made between two parties under mutual influence.

Changes in the Company's equity:

In July 2019, the Company completed an underwritten public offering of 6,355,594 common shares at a public offering price of SEK 19 per share. The offering raised a total of SEK 120,756 thousands, with net proceeds of SEK 112,038 thousands, after deducting fees and expenses.

In July 2021, the Company completed an underwritten public offering of 1,000,000 ADSs, representing 8,000,000 common shares at a price to the public of $8.00 per ADS. The ADSs began trading on Nasdaq Capital Market on July 1, 2021.

The Company granted A.G.P./Alliance Global Partners,

the underwriter, a 30-day option to purchase up to 150,000 additional ADSs to cover over-allotments, at the public offering price, less the underwriting discounts and commissions. AGP exercised its option in full on July 1, 2021. The closing of all 1,150,000 ADSs, representing 9,200,000 common shares, occurred simultaneously.

The offering raised a total of SEK 78,457, with net proceeds of SEK 67,900, after deducting fees and expenses.

Delisting the company shares from Nasdaq First North Growth Market

On February 25, 2022, the Company announced through a press release its intention to delist its common shares from Nasdaq First North Growth Market ("Nasdaq First North"). 90 days after issuing the press release, the Company submitted the formal application for delisting, which was approved by Nasdaq First North on May 30, 2022 (decision no. (266/22), after which the Company is no longer obliged to publish a consolidated report. Therefore, the annual report has been prepared in accordance with the Swedish Annual Accounts Act (1995:1554) and the Swedish Accounting Standards Board's general guidelines BFNAR 2012:1 Annual Report and Consolidated Financial Statements ("K3"). The last day of trading on Nasdaq First North was June 13, 2022.

Focus of the business

Eco Wave Power Global AB (publ) is an Israeli-Swedish technology company, founded in 2011, that developed the Eco Wave Power wave energy technology, which utilizes the energy in ocean and sea waves to generate clean electricity. The Company constructed its first grid connected wave energy array in 2016 and is currently constructing its second grid connected project in Israel. Eco Wave Power operates in global markets, and has presence in Sweden, Israel, Gibraltar, Portugal, Mexico, China and Australia.

Eco Wave Power's mission is to assist in the fight against climate change by enabling commercial power production from sea and ocean waves.

Significant events during the year for the company

Apart from what is mentioned above under delisting the company shares from Nasdaq First North Growth Market, nothing of significance has occurred during the year for the Company.

Update on Covid-19 implications

The COVID-19 pandemic has changed market and economic conditions on a global scale. These changes have impacted and may continue to impact our ability to carry out operations as usual. Although some of the restrictions were removed in 2021 and again in 2022 (such as travel restrictions, restriction on movements between countries, lockdowns, and industries shutdowns), as a result of the remaining restrictions, we experienced certain delays in projects' execution and licensing, shortage in components and price increases of certain components. We may continue to experience supply chain interruptions that may result in additional costs and inefficiencies in operations.

Total sales and earnings[1]

- Revenue amounted to 0 SEK (0).
- Sales and marketing expenses amounted to 0.6 MSEK (0.5).
- General and administrative expenses amounted to 11.5 MSEK (7.8). The increase is mainly due to the Company's capital reorganization in 2021.
- The Company has no tax expense during any of the periods compared because the Company has not reported any earnings for tax purposes during the periods.
- Net earnings amounted to -3.9 MSEK (-3.8).

- Loss per share of -0.09 SEK (-0.08).

Financial position and liquidity[1]

- Cash flow used in operating activities amounted to -3.2 MSEK (6.4).
- Cash flow from financing activities amounted to -33 MSEK (-51). The reduction is mainly explained by the issue of shares in connection with an initial public offering on the Nasdaq Capital Market in July 2021 and repayment of long term loan in 2022.
- Cash and cash equivalents at the end of the period amounted to 52.3 MSEK (129.1).

Employees

The Company has no employees.

Future development and significant risks

The Company is exposed to several general and company-specific risks that could affect the business and the Company's financial results. The management is working proactively to identify, monitor and reduce identified risks. The Company's board of directors has ultimate responsibility for managing and monitoring the Company's financial risks. The frameworks for management and supervision of the financial risks are adopted by the board of directors. The board of directors has delegated responsibility for day-to-day risk management to the company's management together with the Board.

Financing and future capital requirements

The Company's objective with regard to its capital structure is to secure the Company's ability to continue its operations so that it can continue to generate returns for shareholders and benefits for other stakeholders and maintain an optimal capital structure to keep the costs of capital down.

Depending on the progress of the Company's operations and its ability to generate sufficient cash flow, additional external financing may be required to enable assets and new products and services to be acquired and developed. The conditions for future financing will depend on the progress of the Company's operations, but will also depend on other factors beyond the Company's control, such as macroeconomic developments and the capital market's willingness to finance companies in the industry in which the Company operates. It is by no means certain that, if a need arises, the Company will be able to obtain necessary financial resources in time, to a sufficient extent and/or on acceptable terms.

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1. Numbers in parentheses refers to outcomes during the corresponding period of the previous year.



Appropriation of Earnings

The following earnings are at the disposal of the Annual General Meeting:

APPROPRIATIONS OF EARNINGS	
Share premium	111,911,441
Unconditional contribution	67,715,542
Retained earnings	-16,690,847
Loss for the year	-3,851,384
SEK	**159,084,752**

The board of directors puts forward a proposal that earnings of SEK 159,084,752 at the disposal of the General Meeting be carried forward to new accounts.

Key Indicators

SEK Thousand	Year Ended December 31 2022	2021
Operating profit (SEK thousand)	-12,124	-8,331
Profit (loss) for the period (SEK thousand)	-3,851	-3,784
Cash and cash equivalents at period end (SEK thousand)	52,336	129,145
Equity ratio at period end (%)	99%	99%
Outstanding shares at period end (million)	44.4	44.4
Outstanding shares on average (million)	44.4	39.8
Profit (loss) for the period per share (SEK)	-0.09	-0.08
Shareholders' equity per share at period end (SEK)	3.6	3.7

Definitions of Key Indicators

KEY FIGURE	DEFINITION
Equity ratio (%)	Shareholders' equity in relation to total assets at the end of the period.
Earnings per share (SEK)	Net earnings in relation to the average number of outstanding shares in the period.
Shareholders' equity per share (SEK)	Shareholders' equity in relation to the number of outstanding shares at the end of the period.

Financials

Statement of Loss[1]

SEK Thousand	Note	2022	2021
SALES AND MARKETING EXPENSES	5a	-628	-534
GENERAL AND ADMINISTRATIVE EXPENSES	5b	-11,496	-7,797
OPERATING LOSS		-12,124	-8,331
FINANCIAL INCOME	5c	8,284	4554
FINANCIAL EXPENSES	5d	-12	-9
NET LOSS BEFORE TAXES		-3,851	-3,784
TAXES		-	-
NET LOSS		-3,851	-3,784

SEK Thousand		2022	2021
LOSS PER COMMON SHARE – BASIC AND DILUTED		-0.09	-0.08
WEIGHTED AVERAGE NUMBER OF COMMON SHARES USED IN CALCULATION OF LOSS PER COMMON SHARE		44,394,844	39,832,861

Statement of Financial Position[2]

SEK Thousand	Note	31-Dec-22	31-Dec-21
ASSETS			
NON-CURRENT ASSETS:			
Investment in subsidiary	10	107,874	577
TOTAL NON-CURRENT ASSETS		**107,874**	**577**
CURRENT ASSETS:			
Short term loan to a related party	11		32,363
Current receivables	12	43	167
Prepaid expenses and accrued income	13	1,552	2797
Cash and cash equivalentes	14	52,336	129,145
TOTAL CURRENT ASSETS		**53,931**	**164,472**
TOTAL ASSETS		**161,805**	**165,049**
EQUITY AND LIABILITIES			
EQUITY:	15		
Common shares		888	888
Share premium		179,627	179,627
Accumulated deficit		-20,542	-16,691
TOTAL EQUITY		**159,973**	**163,824**
CURRENT LIABILITIES:			
Accounts payable:			
Trade		538	296
Current payables to group companies		-	53
Other	16	669	563
Accrued expenses and prepaid income	17	625	313
TOTAL CURRENT LIABILITIES		**1,832**	**1,225**
TOTAL EQUITY AND LIABILITIES		**161,805**	**165,049**

1. The accompanying notes on pages 11-16 are an integral part of the financial statements.

2. The accompanying notes on pages 11-16 are an integral part of the financial statements.

Statement of Changes in Equity[3]

SEK Thousand	Number of common shares	Common shares capital	Share premium	Accumulated deficit	Total for company's shareholders
BALANCE AT JANUARY 1, 2021	35,194,844	704	111,911	**-12,907**	99,708
CHANGES IN 2021:					
Loss for the year	-	-	-	-3,784	-3,784
Issuance of share capital in a public offering	9,200,000	184	67,716*	-	67,900
Total transactions with shareholders in their role as owners	9,200,000	184	67,716*	-	67,900
BALANCE AT 31 DECEMBER, 2021	**44,394,844**	**888**	**179,627**	**-16,691**	**163,824**
CHANGES IN 2021:					
Loss for the year	-	-	-	-3,851	-3,851
BALANCE AT 31 DECEMBER, 2022	**44,394,844**	**888**	**179,627**	**-20,542**	**159,973**

*Contains an unconditional contribution in connection with the share issue of SEK 78,273 and net of issuance cost of SEK 10,557.

Cash Flow Statement[4]

SEK Thousand	2022	2021
CASH FLOWS – OPERATING ACTIVITIES:		
Net loss	-3,851	-3,784
Adjustments for:		
Interest on loan	-724	-868
Changes in operating assets and liabilities		
(Increase) Decrease in prepaid expenses and other receivables	1,369	-1808
Increase in accounts payable and accruals	607	97
Net cash used in operating activities	-2,599	-6,363
CASH FLOWS - FINANCING ACTIVITIES:		
Issuance of share capital, net of issuance cost*	-	67,900
Long term loan to a related party	-9,292	-17,269
Long-term loan repayment	42,379	-
Net cash (used in) provided by financing activities	33,087	50,631
CASH FLOWS - INVESTING ACTIVITIES:		
Investment in subsidiary	-107,297	-
Net cash used in investing activities	-107,297	-
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	**-76,809**	**44,268**
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	**129,145**	**84,877**
CASH AND CASH EQUIVALENTS - END OF YEAR	**52,336**	**129,145**

*Net of issuance cost of SEK 10,557.

3. The accompanying notes on pages 11-16 are an integral part of the financial statements.
4. The accompanying notes on pages 11-16 are an integral part of the financial statements.

Notes to the Financial Statements

NOTE 1 – GENERAL INFORMATION

Eco Wave Power Global AB (publ) ("the Company") is a Swedish public limited company formed on March 27, 2019 and registered at the Swedish Companies Registration Office on April 17, 2019. The Company's American Depositary Shares ("ADSs") are traded on the Nasdaq Capital Market in the United States. The Company's corporate identity number is 559202-9499 and its address is Strandvägen 7A, 114 56 Stockholm, Sweden. Unless expressly indicated otherwise, all amounts are shown in thousands of Swedish Kronor ("SEK").

Update on Covid-19 implications

The COVID-19 pandemic has changed market and economic conditions on a global scale. These changes have impacted and may continue to impact our ability to carry out operations as usual, although some of the restrictions were removed in 2021 and furthermore in 2022 (such as travel restrictions, restriction on movements between countries, lockdowns, industries shutdowns etc.). As a result of the remaining restrictions, the Company experienced certain delays in projects' execution, shortage in components and price increase of certain components. The Company may continue to experience supply chain interruptions that may result in additional costs and inefficiencies in operations.

NOTE 2 – ACCOUNTING AND VALUATION PRINCIPLES

The annual report has been prepared in accordance with the Swedish Annual Accounts Act (1995:1554) and the Swedish Accounting Standards Board's general guidelines BFNAR 2012:1 Annual Report and Consolidated Financial Statements ("K3").

The Financial Statements are stated in thousands of kronor (kSEK) unless otherwise stated. Rounding errors may occur. The company's accounting currency is Swedish kronor.

Assets are divided into current assets and fixed assets. An asset is considered a current asset if it is expected to be realized within twelve months from the balance sheet date or within the company's business cycle.

Offsetting of receivables and liabilities has not been made. Liabilities are divided into current and non-current liabilities. Liabilities that are due within twelve months from the balance sheet date are reported as current liabilities. Everything else constitutes long-term liabilities.

Adoption of K3

The company adopted the Swedish Accounting Standards Board's general guidelines BFNAR 2012:1 Annual Report and Consolidated Financial Statements ("K3"). The background is that the company is being delisted from Nasdaq First North Growth Market after which the Company is no longer obliged to publish a consolidated

report. Earlier the company have followed RFR 2. The transition to K3 has not affected the company's income statement, balance sheet, cash flow statement or notes. No effects have thus affected the company's equity at the time of the transition or for the comparison year.

The transition has also not meant that any significant accounting principle for the company has changed. There is no difference between the financial reporting under RFR 2 and under IFRS in respect of the company's financial statements for the two years ending December 31, 2022, and 2021. Consequently, had the Company prepared the financial statements in accordance with RFR2/IFRS, there would have been no effect on the Company's income statement, balance sheet and cash flow statement.

Financial assets

Shares in subsidiaries are reported at acquisition value after deduction of any write-downs. In the acquisition value includes the purchase price paid for the shares and acquisition costs. Any capital injections and group contributions are added to the acquisition value when they are provided. Dividend from subsidiaries reported as income.

Cash flow statement

The cash flow statement is prepared according to an indirect method. The reported cash flow only includes transactions such as entailed inflows or outflows. In addition to cash, the company classifies available balances with banks and other credit institutions as cash

and cash equivalents.

Equity

Equity is divided into restricted and unrestricted capital, in accordance with the Annual Accounts Act division.

NOTE 3 – ESTIMATES AND ASSESSMENTS

Estimates and assessments are evaluated on an ongoing basis and are based on historical experience and other factors, including expectations of future events that are considered reasonable under current circumstances. The estimates for accounting purposes that result from these, will by definition rarely correspond to the actual result. The estimates and assumptions that entail a significant risk of significant adjustments in the reported values of assets and liabilities in the coming years are dealt with in outline below.

Shares in subsidiaries The Company makes an annual forecast for future discounted cash flows regarding operations in the group, in order to assess any need for impairment. No impairment requirements have been identified.

NOTE 4 – FINANCIAL RISK MANAGEMENT

The Company's operations expose it to a number of different financial risks relating to cash and cash equivalents, trade creditors and loans. Financial risk refers to fluctuations in the Company's earnings and cash flow due to market risk (including interest-rate risk and currency risk), credit risk and liquidity risk. The Company endeavors to minimize potential adverse effects on the Company's financial results. The aim of the Company's financing activities is to:

- Ensure that the Company is able to meet its payment obligations.
- Ensure access to necessary finance.
- Optimize the Company's net financial income.

Interest-rate risk

The Company is not exposed to any substantial interest-rate risk since most of the liabilities are not subject to interest or are subject to fixed interest.

Currency risk

The Company operates internationally and is exposed to currency risks arising from various currency exposures. Currency risk derives from the payment flows in foreign currency, so-called transaction exposure, from translation of balance sheet items in foreign currency to the Company's reporting currency, which is Swedish Kronor (SEK) – so-called balance-sheet exposure.

The Company holds most of its cash and cash equivalents in SEK, in USD and a smaller part in Israeli New Shekel (ILS). Borrowing is mainly in American dollar (USD] and EUR. Most of the costs are in SEK , USD and ILS.

Credit risk

Credit risk arises from bank balances at banks and outstanding receivables. Credit risk is managed by the Company management. Only banks and credit institutions with a good credit rating are accepted. Outstanding receivables are outstanding with public authorities and other counterparties with a strong financial position, which is why the credit risk is considered to be limited.

Liquidity risk

Through careful liquidity management, the Company ensures that sufficient cash is available to meet the need in operating activities. At the same time, the Company ensures that it has sufficient cash and cash equivalents to enable debts to be paid when they fall due.

NOTE 5 – COSTS BY FUNCTION

a. Selling and marketing expenses:

SEK Thousand	2022	2021
Professional services	628	534
Total	**628**	**534**

b. General and administrative expenses:

SEK Thousand	2022	2021
Payroll and related expenses	1,302	2,388
Professional services	4,324	2,592
Other	5,870	2,817
Total	**11,496**	**7,797**

c. Financial income:

SEK Thousand	2022	2021
Foreign exchange gain	7,536	3,686
Interest on intercompany loan	724	868
Interest Income	24	
Total	**8,284**	**4,554**

d. Financial expenses:

SEK Thousand	2022	2021
Bank commissions	12	9
Total	**12**	**9**

NOTE 6 – AUDITOR'S FEE

SEK Thousand	2022	2021
Ernst & Young AB, Audit of parent company and group	268	120
PWC, Audit of consolidated financial statements	1,311	1,204
Total	**1,579**	**1,324**

NOTE 7 – PERSONNEL COSTS

The Company had no employees in 2022 and in 2021. The group CEO and the group CFO are employed by Eco Wave Power Ltd, from where the CEO's and the CFO's remuneration is paid. No consultancy costs have been paid to Board members or senior executives. No bonuses or share-related amounts were paid out in 2022 and in 2021.

Remuneration for Board members is decided by the Annual General Meeting. At the Annual General Meeting held on 30 June 2022, a resolution was adopted to pay an annual directors' fee of SEK 200,000 each to David Leb, Elias Jacobson and Annath Abecassis and SEK 300,000 to the chairman of the board of directors, Mats Andersson. It was also resolved that no directors' fee would be payable to Inna Braverman.

Compensation to board members

2022 SEK Thousand	Director's fees	Social security costs	Total renumeration
Chairman of the Board, Mats Andersson	300	31	331
Board member, David Leb	200	-	200
Board member, Elias Jacobson	200	63	263
Board member, Annath Abecassis	200	-	200
Total	**900**	**94**	**994**

2021 SEK Thousand	Director's fees	Social security costs	Total renumeration
Chairman of the Board, Mats Andersson	300	31	331
Board member, David Leb	200	-	200
Board member, Elias Jacobson	200	63	263
Total	**700**	**94**	**794**

NOTE 8 – TAXES ON INCOME

a. Corporate taxation:

The Company did not pay income tax in 2022 and in 2021 because it did not show any taxable earnings during the periods.

b. Tax loss carryforwards:

The Company has unused loss carry-forwards. The tax effect of these has not been recognized as a deferred tax asset in the balance sheet. This is due to uncertainty as to the moment in the future when sufficient taxable surpluses will be generated.

c. Theoretical taxes:

The income tax on the pre-tax profit differs from the theoretical amount that would have been levied had the tax rate for the Parent Company be used, as follows:

SEK Thousand	2022	2021
Loss before taxes	-3,851	-3,784
Corporate tax rate	20.6%	20.6%
Theoretical tax benefit	793	779
Tax effect of non-deductible costs	-	-
Tax losses incurred in the reporting year for which deferred taxes were not created	-793	-779
Taxes on income for the reported year	**-**	**-**

NOTE 9 – FINANACIAL INSTRUMENTS PER CATEGORY AND MATURITY ANALYSIS

SEK Thousand	On demand	Less than 3 months	3 to 12 months	1 to 5 years	Total
Composition at 31 December 2021					
Assets					
Short term loan to a related party	-	-	32,363	-	32,363
Current receivables	-	2,964	-	-	2,964
Cash and cash equivalents	129,145	-	-	-	129,145
31-Dec-21	**129,145**	**2,964**	**32,363**	**-**	**164,472**
Liabilities					
Trade payables	-	296	-	-	296
Current payables to group companies	-	53	-	-	53
Other current payables	-	876	-	-	876
31-Dec-21	**-**	**1,225**	**-**	**-**	**1,225**
Composition at 31 December 2022					
Assets					
Short term loan to a related party	-	-	-	-	-
Current receivables	-	1,595	-	-	1,595
Cash and cash equivalents	52,336	-	-	-	52,336
31-Dec-22	**52,336**	**1,595**	**-**	**-**	**53,931**
Liabilities					
Trade payables	-	538	-	-	538
Current payables to group companies	-	-	-	-	-
Other current payables	-	1,294	-	-	1,294
31-Dec-22	**-**	**1,832**	**-**	**-**	**1,832**

NOTE 10 – INVESTMENT IN SUBSIDIARY

SEK Thousand	31 Dec 2022	31 Dec 2021
Opening cost	577	577
Capital Contribution	107,297	-
Total	**107,874**	**577**

Name	Corporation ID	Country of registration and operation	Number of shares
Eco Wave Power Ltd.	514593722	Israel	115,357

NOTE 11 - SHORT-TERM LOAN TO RELATED PARTY

a. Composition:

SEK Thousand	31-Dec-22	31-Dec-21
Loan to Eco Wave Power Ltd	-	32,363

b. Change during the year:

SEK Thousand	2022	2021
Beginning of year	32,363	14,226
Addition during the year	9,292	17,269
Interest charged	724	868
Reduction	-42,379	
End of year	**-**	**32,363**

c. Additional disclosure:

The Company has entered into a loan agreement with Eco Wave Power Ltd, a related party. The loan agreement relates to an amount of up to SEK 84 million or any other amount available and agreed upon between the parties according to the actual needs of the Eco Wave Power Ltd. At any time during the term of the agreement, Eco Wave Power Ltd may draw under the loan any amounts in any volumes necessary for the operations of Eco Wave Power Ltd, and in the aggregate up to the Limit Amount, which may change from time to time. The loan agreement is subject to an annual interest rate of 4%, calculated on the total debt including accrued interest. All outstanding principal amount advanced hereunder plus all accrued and unpaid interest thereon, shall be due and payable on any date as mutually agreed by the Parties in writing (the "Maturity Date").

Notwithstanding the foregoing, at any time prior to the Maturity Date, Eco Wave Power Ltd. may prepay the loan Amount, either in whole or in part, without prior notice, and without incurring any penalty. The loan is presented as a short-term loan.

In July 2022, the loan was converted into a capital contribution in a subsidiary.

NOTE 12 – CURRENT RECEIVABLES

SEK Thousand	31-Dec-22	31-Dec-21
VAT receivable	43	153
Other	-	14
Total	**43**	**167**

NOTE 13 – PREPAID EXPENSES AND ACCRUED INCOME

SEK Thousand	31-Dec-22	31-Dec-21
Prepaid insurance	1,540	2,784
Other prepaid expenses	12	13
Total	**1,552**	**2,797**

NOTE 14 – CASH AND CASH EQUIVALENTS

SEK Thousand	31-Dec-22	31-Dec-21
Cash and cash equivalents	52,336	129,145
Total	**52,336**	**129,145**

NOTE 15 – EQUITY

a. Share capital:

Number of Common Shares	31 Dec 2022	31 Dec 2021
Authorized share capital	140,000,000	140,000,000
Issued and paid up share capital	44,394,844	44,394,844

SEK	31 Dec 2021	31 Dec 2021
Authorized share capital (in thousands SEK)	2,800	2,800
Issued and paid-up share capital (in thousands SEK)	888	888

b. Rights related to shares:

The common shares confer upon their holders voting and dividend rights and the right to receive assets of the Company upon its liquidation. As of 31 December 2022, all outstanding share capital consisted of common shares.

c. Changes in the Company's equity:

In July 2019, the Company completed an underwritten public offering of 6,355,594 common shares at a public offering price of SEK 19 per share. The offering raised a total of SEK 120,756 thousands, with net proceeds of SEK 112,038 thousands, after deducting fees and expenses.

In July 2021, the Company completed an underwritten public offering of 1,000,000 ADSs, representing 8,000,000 common shares at a price to the public of $8.00 per ADS. The ADSs began trading on Nasdaq Capital Market on July 1, 2021.

The Company granted A.G.P./Alliance Global Partners, the underwriter, a 30-day option to purchase up to 150,000 additional ADSs to cover over-allotments, at the public offering price, less the underwriting discounts and commissions. AGP exercised its option in full on July 1, 2021. The closing of all 1,150,000 ADSs, representing 9,200,000 common shares, occurred simultaneously.

The offering raised a total of SEK 78,457, with net proceeds of SEK 67,900, after deducting fees and expenses.

NOTE 16 – OTHER ACCOUNTS PAYABLE

SEK Thousand	31-Dec-22	31-Dec-21
Payroll and related expenses	669	563
Total	**669**	**563**

NOTE 17 – ACCRUED EXPENSES AND PREPAID INCOME:

SEK Thousand	31-Dec-22	31-Dec-21
Accrued professional expenses	625	313
Total	**625**	**313**

NOTE 18 – RELATED-PARTY TRANSACTIONS

Transactions with related parties:

a. Key management compensation

b. Key management includes directors and executive officers. The compensation paid or payable to key management for services during the year indicated is presented below.

SEK Thousand	2022	2021
Payroll and related expenses	993	2,388
Total	**993**	**2,388**

c. Loan to related party (see Note 11)

d. Interest expenses on related party loan (see Note 11)

NOTE 19 – CONTINGENT LIABILITIES

The company has no contingent liabilities or material pledged assets.

NOTE 20 – EVENTS AFTER THE REPORTING PERIOD

Signatures

The Company's income statements and balance sheets will be presented for adoption at the Annual General Meeting to be held on 2023-06-30. The board of directors and the Chief Executive Officer certify that the financial statements have been prepared in accordance with RFR 2 (Financial Reporting Board), and give a true and fair view of the Group's position and results. The annual financial statements have been prepared in accordance with generally accepted accounting principles and give a true and fair view of the Parent Company's position and results. The administration report for the Parent Company gives a fair overview of the progress of the Company's business, position and results and describes significant risks and uncertainty factors facing the Company.

Stockholm 7 June 2023

MATS ANDERSSON
CHAIRMAN OF THE BOARD OF DIRECTORS

DAVID LEB
MEMBER OF THE BOARD OF DIRECTORS

ELIAS JACOBSON
MEMBER OF THE BOARD OF DIRECTORS

INNA BRAVERMAN
CEO AND MEMBER OF THE BOARD OF DIRECTORS

ANNATH ABECASSIS
MEMBER OF THE BOARD OF DIRECTORS

Our audit report was presented on 2023-06-07

Ernst & Young AB
Andreas Nyberg Selvring
Authorised Public Accountant

Auditor's Report

To the general meeting of the shareholders of Eco Wave Power Global AB (publ), corporate identity number 559202-9499

Report on the annual accounts

Opinions

We have audited the annual accounts of Eco Wave Power Global AB (publ) for the year 2022-01-01 – 2022-12-31.
The company's annual report is included on pages 6-16 of this document. This document also contains information other than the annual report on pages 2-5 and 19.
In our opinion, the annual accounts have been prepared in accordance with the Annual Accounts Act and present fairly, in all material respects, the financial position of Eco Wave Power Global AB (publ) as of 31 December 2022 and its financial performance and cash flow for the year then ended in accordance with the Annual Accounts Act. The statutory administration report is consistent with the other parts of the annual accounts.
We therefore recommend that the general meeting of shareholders adopts the income statement and balance sheet.

Basis for Opinions

We conducted our audit in accordance with International Standards on Auditing (ISA) and generally accepted auditing standards in Sweden. Our responsibilities under those standards are further described in the Auditor's Responsibilities section. We are independent of Eco Wave Power Global AB (publ) in accordance with professional ethics for accountants in Sweden and have otherwise fulfilled our ethical responsibilities in accordance with these requirements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinions.

Responsibilities of the Board of Directors and the Managing Director

The Board of Directors and the Managing Director are responsible for the preparation of the annual accounts and that they give a fair presentation in accordance with the Annual Accounts Act. The Board of Directors and the Managing Director are also responsible for such internal control as they determine is necessary to enable the preparation of annual accounts that are free from material misstatement, whether due to fraud or error.
In preparing the annual accounts, The Board of Directors and the Managing Director are responsible for the assessment of the company's ability to continue as a going concern. They disclose, as applicable, matters related to going concern and using the going concern basis of accounting. The going concern basis of accounting is however not applied if the Board of Directors and the Managing Director intend to liquidate the company, to cease operations, or has no realistic alternative but to do so.

Auditor's responsibility

Our objectives are to obtain reasonable assurance about whether the annual accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinions. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs and generally accepted auditing standards in Sweden will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if,

individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these annual accounts.

As part of an audit in accordance with ISAs, We exercise professional judgment and maintain professional skepticism throughout the audit. We also:

• Identify and assess the risks of material misstatement of the annual accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinions. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

• Obtain an understanding of the company's internal control relevant to our audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control.

• Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors and the Managing Director.

• Conclude on the appropriateness of the Board of Directors' and the Managing Director's use of the going concern basis of accounting in preparing the annual

accounts. We also draw a conclusion, based on the audit evidence obtained, as to whether any material uncertainty exists related to events or conditions that may cast significant doubt on the company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the annual accounts or, if such disclosures are inadequate, to modify our opinion about the annual accounts. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the company to cease to continue as a going concern.

• Evaluate the overall presentation, structure and content of the annual accounts, including the disclosures, and whether the annual accounts represent the underlying transactions and events in a manner that achieves fair presentation.

We must inform the Board of Directors of, among other matters, the planned scope and timing of the audit. We must also inform of significant audit findings during our audit, including any significant deficiencies in internal control that we identified.

Report on other legal and regulatory requirements

Opinions
In addition to our audit of the annual accounts, we have also audited the administration of the Board of Directors and the Managing Director of Eco Wave Power Global AB (publ) for the year 2022 and the proposed appropriations of the company's profit or loss.
We recommend to the general meeting of shareholders that the profit be appropriated in accordance with the proposal in the statutory administration report and that the members of the Board of Directors and the Managing Director be discharged from liability for the financial year.

Basis for Opinions
We conducted the audit in accordance with generally accepted auditing standards in Sweden. Our responsibilities under those standards are further described in the Auditor's Responsibilities section. We are independent of Eco Wave Power Global AB (publ) in accordance with professional ethics for accountants in Sweden and have otherwise fulfilled our ethical responsibilities in accordance with these requirements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinions.

Responsibilities of the Board of Directors and the Managing Director
The Board of Directors is responsible for the proposal for appropriations of the company's profit or loss. At the proposal of a dividend, this includes an assessment of whether the dividend is justifiable considering the requirements which the company's type of operations, size and risks place on the size of the company's equity, consolidation requirements, liquidity and position in general.

The Board of Directors is responsible for the company's organization and the administration of the company's affairs. This includes among other things continuous assessment of the company's financial situation and ensuring that the company's organization is designed so that the accounting, management of assets and the company's financial affairs otherwise are controlled in a reassuring manner. The Managing Director shall manage the ongoing administration according to the Board of Directors' guidelines and instructions and among other matters take measures that are necessary to fulfill the company's accounting in accordance with law and handle the management of assets in a reassuring manner.

Auditor's responsibility
Our objective concerning the audit of the administration, and thereby our opinion about discharge from liability, is to obtain audit evidence to assess with a reasonable degree of assurance whether any member of the Board of Directors or the Managing Director in any material respect:
• has undertaken any action or been guilty of any omission which can give rise to liability to the company, or
• in any other way has acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association.

Our objective concerning the audit of the proposed appropriations of the company's profit or loss, and thereby our opinion about this, is to assess with reasonable degree of assurance whether the proposal is in accordance with the Companies Act.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with generally accepted auditing standards in Sweden will always detect actions or omissions that can give rise to liability to the company, or that the proposed appropriations of the company's profit or loss are not in accordance with the Companies Act.

As part of an audit in accordance with generally accepted auditing standards in Sweden, We exercise professional judgment and maintain professional skepticism throughout the audit. The examination of the administration and the proposed appropriations of the company's profit or loss is based primarily on the audit of the accounts. Additional audit procedures performed are based on our professional judgment with starting point in risk and materiality. This means that we focus the examination on such actions, areas and relationships that are material for the operations and where deviations and violations would have particular importance for the company's situation. We examine and test decisions undertaken, support for decisions, actions taken and other circumstances that are relevant to our opinion

concerning discharge from liability. As a basis for our opinion on the Board of Directors' proposed appropriations of the company's profit or loss we examined whether the proposal is in accordance with the Companies Act.

Stockholm 7 June 2023
Ernst & Young AB

Andreas Nyberg Selvring
Authorized Public Accountant



Eco Wave Power

The Eco Wave Power Share

The first day of trading of the company's shares on First North was 18 July 2019. The shares are issued in accordance with Swedish law and the shareholders' rights related to the shares may only be modified or altered in accordance with the Swedish Companies Act. The company has only one class of shares. Shareholders are entitled to vote for their full number of shares and each share entitles to one vote at shareholders' meetings.

The company's articles of association contain provisions pursuant to which the share capital shall be not less than SEK 700,000 and not more than SEK 2,800,000 divided into not less than 35,000,000 shares and not more than 140,000,000 shares. The company's share capital amounts to SEK 887,896.88 divided into 44,394,844 shares, giving each share a quotient (par) value of SEK 0.02.

The Company's shares are issued in dematerialized form through the services of Euroclear Sweden AB (P.O. Box 191, SE-101 23 Stockholm). Euroclear is the central securities depository and clearing organization for the shares in accordance with the Swedish Financial Instruments Accounts Act (Sw. lag (1998:1479) om värdepapperscentraler och kontoföring av finansiella instrument). Hence, no share certificates are issued, and any transfers of shares are made electronically. All shares are fully paid and denominated in the currency SEK. The

ISIN-code for the Company's shares is SE0012569663.

All shares are freely transferable. The shares are not subject to any mandatory takeover bid, squeeze-out or sell-out process. There are no provisions regarding conversion attached to the shares. Neither the Company nor its Subsidiary owns any shares in the Company.

Dividend policy

Eco Wave Power is in a phase where priority is put on exploiting the growth opportunities that have been identified. As a result, shareholders should not expect to receive any, or very low, dividends in the next few years.

Shareholders

In the table below the Company's largest shareholders as of 31 December 2022 are listed.

SHAREHOLDERS	SHARES/VOTES	PERCENT
David Leb	11,850,902	26.7%
Inna Braverman	11,750,000	26.5%
Pirveli Investments Ltd.	1,951,000	4.4%
Alpha Capital Anstalt*	1,781,720	4.0%
Fjärde AP-fonden	525,000	1.2%
Others	16,536,222	37.2%
Total	**44,394,844**	**100%**

*Based on a Schedule 13G/A filed with the U.S. Securities and Exchange Commission on January 31, 2022, and which reflects holdings as of December 31, 2022.



CONTACT

Eco Wave Power Global AB (publ)

Strandvägen 7A, Stockholm, 11456, Sweden

Tel: +46-8-420-026-94 (calls from within Sweden)

Tel: +972-3-509-4017 (calls from outside of Sweden)

FOLLOW US



info@ecowavepower.com

www.ecowavepower.com